EXECUTION

AMENDMENT

AMENDMENT dated as of April 9, 2019, amongst each entity listed on Annex I attached thereto (each, a “Fund” collectively, the “Funds”) and The Bank of New York Mellon (“BNY Mellon”).

WHEREAS, the Funds and the BNY Mellon have entered into a Fund Administration And Accounting Agreement dated as of September 30, 2014 (the “Agreement”), pursuant to which BNY Mellon provides services to the Funds, one or more of which is a registered closed-end investment company; and

WHEREAS, in connection with the formation of AMG Pantheon Subsidiary Fund, LLC (the “Subsidiary”), a wholly owned subsidiary of AMG Pantheon Master Fund, LLC, the parties desire to add the Subsidiary as a party to the Agreement;

WHEREAS, the Subsidiary is not a registered investment company, and certain terms and provisions of the Agreement, as listed in Annex II, therefore would not apply to it;

WHEREAS, the parties desire to make clear that, subject to the conditions below, the terms and provisions of the Agreement shall be construed to apply to the Subsidiary and any additional investment vehicle that may become a party to the Agreement; and

WHEREAS, the parties wish to make certain modifications to the services set forth in the Agreement.

NOW, THEREFORE, in consideration of the forgoing premises and mutual covenants, agreements and promises contained in this Amendment, the parties hereto, intending to be legally bound, agree as follows:

1. Amendments to the Agreement.

a. The following section is hereby added to the Agreement:

“23. Adding Additional Funds to the Agreement. One or more additional investment funds or vehicles which are advised by a Fund’s investment adviser but which are organized as a separate legal entities from the Fund may be added as a party to the Agreement from time to time (“Additional Funds”) through the execution of an amendment to the Agreement including, without limitation, an instrument of accession, joinder or similar agreement among each Fund party to the Agreement, such Additional Fund and BNY Mellon whereby each such Additional Fund(s) and BNY Mellon will agree to be bound by the terms of this Agreement with respect to such Additional Fund(s). The addition of Additional Fund(s) to the Agreement will not affect the rights or obligations of the Fund under the terms of the Agreement. The obligations of the Fund and any Additional Fund(s) to BNY Mellon under the Agreement shall be several and not joint or joint and several.”

b. The following section is hereby added to the Agreement:

“24. Applicability of Agreement to Non-Registered Investment Companies. Except as noted in the next sentence, the terms and provisions of this Agreement shall be construed to apply to any investment fund or investment vehicle which is not organized as a registered investment company (“non-RIC”) and which is added as a party to the Agreement as an Additional Fund. If a term or provision is inapplicable to a non-RIC or its Shares because it (i) applies to a regulatory provision not applicable to non-RICs (e.g., the 1940 Act), (ii) applies to a structural feature either not present in a non-RIC or not applicable to a non-RIC’s shares or (iii) is unambiguously not applicable to a non-RIC based on its context, then such term or provision as listed in Annex II shall not apply to such non-RIC or its Shares. Subject to this Section 24, the term “Fund” as used throughout this Agreement shall be construed to include any non-RIC that is an Additional Fund, as applicable.”

2. Acceptance of Agreement and Fees. BNY Mellon and the Subsidiary hereby agree to be bound by the terms of the Agreement, including this Amendment, and the Subsidiary hereby appoints BNY Mellon to provide it with the services set forth in the Agreement and BNY Mellon agrees to provide the services set forth in the Agreement to the Funds and the Subsidiary. The Subsidiary shall be a party to the Agreement as an Additional Fund as of the date of this Amendment. As compensation for services to be rendered to the Subsidiary pursuant to the terms of the Agreement, the Subsidiary shall pay a fee to BNY Mellon as may be agreed to in writing by the parties.

3. This Amendment shall become effective upon execution by the parties hereto. From and after the execution hereof, any reference to the Agreement shall be a reference to the Agreement as amended hereby.

4. Except as amended hereby, the Agreement shall remain in full force and effect.

5. This Amendment shall be governed by the laws of the State of New York.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment Agreement to be executed in counterparts by their respective officers, thereunto duly authorized, as of the date first above written.

EACH ENTITY ON ANNEX 1 HERETO

By	/s/ Thomas Disbrow
Title: Treasurer & CFO

THE BANK OF NEW YORK MELLON

By	/s/ Wayne D. Weaver
Title: Managing Director

ANNEX 1

LIST OF FUNDS

AMG Pantheon Fund, LLC

AMG Pantheon Master Fund, LLC

AMG Pantheon Subsidiary Fund, LLC

Annex II

Excluded Terms and Provisions

The following terms and provision of the Agreement will not apply to the Subsidiary:

Valuation Support and Computation Accounting Services

1)	Calculate various contractual expenses; and

2)	Calculate portfolio turnover rate for inclusion in the annual and semi-annual shareholder reports.

Financial Reporting

1)	Preparation of stand-alone annual and semi-annual shareholder reports for shareholder delivery and for inclusion in Form N-CSR;

2)	Preparation of stand-alone quarterly schedule of portfolio holdings for inclusion in Form N-Q; and

3)	Prepare and file (or coordinate the filing of) a stand-alone Form N-CEN and Form N-PORT.